EXHIBIT (d)(4)


FirstName LastName
Address1
City, State PostalCode

Dear [FirstName]:

You have been granted a Non-Qualified Stock Option to purchase
[NumberShares] shares of stock (an "Option") under the Sycamore Networks, Inc. 1999 Stock Incentive Plan, as amended (the "Plan"), as outlined below. This Option is governed by and subject to the terms and conditions of the Plan.

     Optionee:                       [FirstName] [LastName]
     Grant Date:                     [GrantDate]
     Options Granted:                [NumberShares]
     Exercise Price Per Share:       $[Price]
     Expiration Date:                [Expiration Date]
     Initial Exercise Date:          [GrantDate], subject to the Unvested
                                     Share Repurchase Option set forth in
                                     paragraph 15 of the Plan.
     Initial Vesting Date:           [GrantDate], assuming no Change in Service

If you have continued service with the Company through the dates indicated below, the Option will vest in the following installments:

                                                               Vesting Ratio*

Prior to Initial Vesting Date

On Initial Vesting Date, provided the Optionee's service with the Company is continuous from the Grant Date until the Initial Vesting Date

Plus

For each 3 months of the Optionee's continuous service with the Company from the Initial Vesting Date

* Stated Vesting Ratio assumes no Change in Service as described in the Plan. Vesting Ratio will be adjusted in accordance with the Plan if there is a Change in Service.

In no event shall the Vesting Ratio exceed 1/1.

If you cease to provide services to the Company, no further installments of this Option shall vest and you will have 3 months following the date of such cessation of service during which to exercise any then outstanding and fully vested options, after which all options granted hereunder shall expire, except as otherwise provided for in the Plan in the event of a Change in Service. This Option is non-transferable, except as provided for in the Plan.

SYCAMORE NETWORKS, INC.

By:  ______________________________________
Title: CFO, VP Finance & Administration


                       Agreement and Acknowledgement

By my signature below, I hereby acknowledge receipt of this Option granted on the date shown above, which has been issued to me under the terms and conditions of the Plan. I further acknowledge receipt of a copy of the Plan and agree to comply with all of the terms and conditions of the Option and the Plan, including the Unvested Share Repurchase Option set forth in paragraph 15 of the Plan. I also agree to accept as binding, conclusive and final all decisions or interpretation of the Company's Board of Directors upon any questions arising under this Option.

I hereby agree that during the term of my employment by the Company or any of its subsidiaries and for a period of twelve (12) months thereafter, I shall not, directly or indirectly, without prior written consent of the Company or one of its subsidiaries, solicit or accept employment or be retained by any party who, at any time during the term of my employment, was a competitor or a client of the Company or any of its subsidiaries.

Signature:  ______________________________           Date: ___________________
             [FirstName] [LastName]

Note: If there are any discrepancies in the name shown above, please make the appropriate corrections on this form.